1934 Act Registration No. 1- 14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             )

News Release

Contact:	Janet Chen, IR Director
Siliconware Precision Industries Co., Ltd.	janet@spil.com.tw
No.45, Jieh Show Rd.	+886-3-5795678#3675
Hsinchu Science Park, Hsinchu	Byron Chiang, Spokesperson
Taiwan, 30056	byronc@spil.com.tw
www.spil.com.tw	+886-3-5795678#3671

SPIL Board of Directors resolved to invest MICROCIRCUIT TECHNOLOGY(S)

PTE. LTD., and announced dividend record date

Issued by: Siliconware Precision Industries Co., Ltd.

Issued on: June 28, 2012

Taichung, Taiwan, June 28, 2012–Siliconware Precision Industries Co., Ltd. (“SPIL” or “the Company”)(Taiwan Stock Exchange:2325.TT, NASDAQ:SPIL) today held a meeting of Board of Directors, at which the following major resolutions were adopted:

1. The Board of Directors resolved to invest US$ 20,500 thousand in MICROCIRCUIT TECHNOLOGY(S) PTE. LTD. SPIL will acquire 22,865,385 shares of MICROCIRCUIT TECHNOLOGY(S) PTE. Ltd. at the price of US$ 0.8965 per share and obtain 42.27% ownership.

2. SPIL Board of Directors also announces cash dividend record date:

Taiwan Common Shares:

Ex-dividend Date: July 16, 2012;

Record Date: July 22, 2012;

Book closure Period: July 18, 2012 to July 22, 2012.

American Depositary Shares:

Ex-dividend Date: July 16, 2012;

Record Date: July 18, 2012.

Cash Dividend: NT$ 1.42 per Common Share;

Payment date: Aug 9, 2012.

For ADR inquires, please contact Citibank Depositary Services.

Toll Free: 1-877-248-4237

Outside USA: 1-781-575-4555

Email: Citibank@shareholders-online.com

Or Ms. Evangeline Sia : 1-212-816-6671

Email: evangeline.sia@citi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: June 28, 2012	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer